UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OSCIENT PHARMACEUTICALS CORP
(Name of Issuer)

          Common Stock, $0.10 par value per share
(Title of Class of Securities)

68812R303
(CUSIP Number)

December 19, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

Page 2 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AKANTHOS CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,766,304
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	3,766,304
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,766,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.9% based on 38,043,481 Shares outstanding.[1]
12.	Type of Reporting Person: OO

__________________________
1 The number of Shares outstanding is based upon the sum of 36,067,177 Shares outstanding as of November 24, 2008 (based on Shares outstanding as of November 3, 2008, as adjusted for additional Shares issued since such date) plus 1,976,304 Shares attributable to convertible bonds beneficially owned by the Reporting Persons (see Item 4).

Page 3 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AKANTHOS ARBITRAGE MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,766,304
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	3,766,304
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,766,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.9% based on 38,043,481 Shares outstanding.[2]
12.	Type of Reporting Person: PN

___________________
2 The number of Shares outstanding is based upon the sum of 36,067,177 Shares outstanding as of November 24, 2008 (based on Shares outstanding as of November 3, 2008, as adjusted for additional Shares issued since such date) plus 1,976,304 Shares attributable to convertible bonds beneficially owned by the Reporting Persons (see Item 4).

Page 4 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MICHAEL KAO
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,766,304
	6.	Shared Voting Power	None
	7.	Sole Dispositive Power	3,766,304
	8.	Shared Dispositive Power	None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,766,304
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.9% based on 38,043,481 Shares outstanding.[3]
12.	Type of Reporting Person: IN

_____________________________
3 The number of Shares outstanding is based upon the sum of 36,067,177 Shares outstanding as of November 24, 2008 (based on Shares outstanding as of November 3, 2008, as adjusted for additional Shares issued since such date) plus 1,976,304 Shares attributable to convertible bonds beneficially owned by the Reporting Persons (see Item 4).

Page 5 of 10 pages

Item 1(a).	Name of Issuer:

Oscient Pharmaceuticals Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Winter Street, Suite 2200, Waltham MA 02451

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Akanthos Capital Management, LLC (“Akanthos Capital Management”);

ii) Akanthos Arbitrage Master Fund, L.P., a Cayman Islands limited partnership (“Akanthos Master Fund”); and

iii) Michael Kao (“Mr. Kao”).

This Statement relates to Shares (as defined herein) held for the account of Akanthos Master Fund.  Akanthos Capital Management serves as investment manager and general partner to Akanthos Master Fund.  In such capacity, Akanthos Capital Management may be deemed to have voting and dispositive power over the Shares held for such account.  Mr. Kao is the Manager of Akanthos Capital Management. In such capacity, Mr. Kao may be deemed to have voting and dispositive power over the Shares held for such account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Akanthos Capital Management  and Mr. Kao is 21700 Oxnard St., Suite 1520, Woodland Hills CA 91367-7584.  The address of the principal business office for Akanthos Master Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 Grand Cayman, KY1-1108 Cayman Islands.

Item 2(c).	Citizenship:

i)  Akanthos Capital Management is a Delaware limited liability company;

ii) Akanthos Master Fund is a Cayman Islands limited partnership; and

iii) Mr. Kao is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.10 per share (the “Shares”)

Item 2(e).	CUSIP Number:

68812R303

Page 6 of 10 pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 19, 2008, the Reporting Persons beneficially own 3,766,304 Shares, consisting of: (A) 1,790,000 Shares; and (B) $7,160,000 worth of 12.50% Convertible Guaranteed Senior Notes due 2011 (the “Notes”), convertible at $1.10 per share in accordance with the Blocking Agreement (as defined below) into 1,976,304 Shares. Pursuant to an agreement by and between the Issuer and Akanthos Master Fund effective as of December 19, 2008 (the “Blocking Agreement”), Akanthos Master Fund may not convert any of the Notes to the extent that Akanthos Master Fund would beneficially own, after any such conversion, more than 9.9% of the Issuer’s outstanding Shares.  The Blocking Agreement had the immediate effect of restricting Akanthos Master Fund’s use of the conversion feature of the Notes with respect to 4,532,787 Shares.  As of the date hereof, the Blocking Agreement would permit conversion of the Notes into 1,976,304 Shares.

Item 4(b)	Percent of Class:

As per the information provided by the Issuer: (i) in its Prospectus dated November 24, 2008, prior to the Exchange, on November 3, 2008, the Issuer had 14,256,628 Shares outstanding; and (ii) in its Form 8-K dated November 24, 2008, 21,310,549 Shares were issued in the Exchange and 500,000 Shares were issued to Paul Royalty Fund Holdings II pursuant to that certain First Amendment to the Revenue Interests Assignment Agreement.  Therefore, as of November 24, 2008, outstanding shares of the Issuer totaled 36,067,177 (“Current Shares Outstanding”).  The number of Shares of which each of Akanthos Capital Management, Akanthos Master Fund and Mr. Kao may be deemed to be the beneficial owner constitutes approximately 9.9% of the total number of Shares outstanding (i.e., 3,766,304 divided by 38,043,481 total Shares outstanding, which total is the sum of (A) the Current Shares Outstanding plus (B) the 1,976,304 Shares attributable to the Notes).

Item 4(c)	Number of Shares of which such person has:

Akanthos Capital Management, Akanthos Master Fund and Mr. Kao:

(i) Sole power to vote or direct the vote:	3,766,304

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	3,766,304

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 7 of 10 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2008	AKANTHOS CAPITAL MANAGEMENT, LLC

By: /s/ Michael Kao
Name: Michael Kao
Title: Manager

Date: December 23, 2008	AKANTHOS ARBITRAGE MASTER FUND, L.P.
By: Akanthos Capital Management, LLC its general partner

By: /s/ Michael Kao
Name: Michael Kao
Title: Manager

Date: December 23, 2008	Michael Kao

/s/ Michael Kao

Page 9 of 10 pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated December 23, 2008 by and among Akanthos Capital Management, LLC, Akanthos Arbitrage Master Fund, LP and Michael Kao	10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Oscient Pharmaceuticals Corp. dated as of December 23, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 23, 2008	AKANTHOS CAPITAL MANAGEMENT, LLC

By: /s/ Michael Kao
Name: Michael Kao
Title: Manager

Date: December 23, 2008	AKANTHOS ARBITRAGE MASTER FUND, L.P.
By: Akanthos Capital Management, LLC its general partner

By: /s/ Michael Kao
Name: Michael Kao
Title: Manager

Date: December 23, 2008	Michael Kao

/s/ Michael Kao